Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

NOTICE OF EXTRAORDINARY GENERAL MEETING
to be held on October 20, 2026

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Zhihu Inc. (the “Company”) will be held at 10:00 a.m., Beijing time on October 20, 2026 at Room Xinzhi, Floor 1, Zone C, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China for the purposes of considering and, if thought fit, passing each of the following resolution (the “Proposed Resolution”):

1.	as an ordinary resolution,

“THAT

(a)	The Subscription Agreement and the transactions contemplated thereunder, including the Subscription and the entry into the Partnership Agreement, be and are hereby confirmed, approved and ratified; and

(b)	the Board and its authorized delegate(s) be and are hereby authorized to do such acts and things, to sign and execute all such further documents (and to affix the common seal of the Company thereon, if necessary) and to take such steps as they may consider necessary, appropriate, desirable or expedient to give effect to or in connection with the Subscription Agreement or any transactions contemplated thereunder, including the Subscription and the finalization and entry into the Partnership Agreement, and all other matters incidental thereto or in connection therewith.”

The passing of the Proposed Resolution requires approval by the holders of Class A ordinary shares and Class B ordinary shares of the Company by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the EGM.

The quorum of the EGM shall be one or more members holding in aggregate not less than 10% of all votes attaching to all Shares in issue and entitled to vote at such general meeting (on a one vote per Share basis), present in person or by proxy.

Share Record Date and ADS Record Date

The Board has fixed the close of business on September 21, 2026 Hong Kong time, as the record date (the “Share Record Date”) of Class A ordinary shares and Class B ordinary shares. Holders of record of the Company’s shares (as of the Share Record Date) are entitled to attend and vote at the EGM and any adjourned meeting thereof.

Holders of record of ADSs as of the close of business on September 21, 2026 New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

Proxy Forms and ADS Voting Cards

A holder of shares as of the Share Record Date may appoint a proxy(ies) to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Class A ordinary shares represented by the ADSs. Please refer to the proxy form (for holders of shares) or ADS voting card (for holders of ADSs), both of which are available on our website at ir.zhihu.com.

Holders of record of the Company’s shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the EGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on October 18, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the EGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by the ADSs to be cast at the EGM. For the avoidance of doubt, holders of treasury shares of the Company (if any) are not entitled to vote at the Extraordinary General Meeting.

By Order of the Board of Directors,
Zhihu Inc.

/s/Yuan Zhou
Yuan Zhou
Chairman of the Board

Head Office:	Registered Office:
No. 18 Xueqing Road	PO Box 309
Haidian District	Ugland House
Beijing	Grand Cayman KY1-1104
People’s Republic of China	Cayman Islands

September 24, 2026

As of the date of this notice, the board of directors of the Company comprises Mr. Yuan Zhou as an executive Director, Mr. Dahai Li, Mr. Zhaohui Li and Mr. Qu Chen as non-executive Directors and Ms. Hope Ni, Mr. Derek Chen and Dr. Li-Lan Cheng as independent non-executive Directors.

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